



05035820

UF2-28-05

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SEC **COMMISSION**

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8-32250

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING____1/1/2004____ AND ENDING____12/31/2004____
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: The Buttles Corporation

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

P.O. Box 1086

(No. and Street)

Remsenburg   NY   11960
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rosedale & Scerbo, Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

2001 Grove St   Wantagh   NY   11793
(Address)   (City)   (State)   (Zip Code)

PROCESSED

MAR 14 2005

THOMSON
FINANCIAL

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, _____John S. Buttles_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____The Buttles Corporation_____ , as of _____December 31,_____, 20_04___ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

John S. Buttles
Signature

President
Title

Ellen Brown Allard
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ ~~(m) A copy of the SIPC Supplemental Report.~~
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent Auditors' Report on Internal Control Structure

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

THE BUTTLES CORPORATION

REPORT ON AUDIT OF FINANCIAL STATEMENTS

AND SUPPLEMENTAL INFORMATION

REPORT ON INTERNAL CONTROL STRUCTURE

DECEMBER 31, 2004

THE BUTTLES CORPORATION
CONTENTS TO FINANCIAL STATEMENTS

PAGE

INDEPENDENT AUDITORS' REPORT...................... 1-2

STATEMENT OF FINANCIAL CONDITION................... 3

STATEMENT OF INCOME AND RETAINED EARNINGS.......... 4

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY....... 5

STATEMENT OF CASH FLOWS............................ 6

NOTES TO FINANCIAL STATEMENTS...................... 7-9

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTAL
INFORMATION REQUIRED BY SEC RULE 17A-5............. 10

COMPUTATION OF NET CAPITAL UNDER RULE
15c3-1 OF THE SEC.................................. 11-12

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL
STRUCTURE.. 13-15

ROSEDALE

SCERBO

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
The Buttles Corporation
Remsenberg, NY

We have audited the accompanying statement of financial condition of The Buttles Corporation (a New York Corporation) as of December 31, 2004 and the related statements of income and retained earnings, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Buttles Corporation at December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

-1-

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 and Note 5, the Company's ability to continue as a going concern is dependent on attaining future revenues from a small number of customers. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Rosedale & Scerbo

Rosedale & Scerbo
Wantagh, New York
February 5, 2005

THE BUTTLES CORPORATION
STATEMENT OF FINANCIAL CONDITION
December 31, 2004

ASSETS

CURRENT ASSETS

Cash and Cash Equivalents	$ 84,302
Prepaid Expenses	728
Due from Stockholder (Note 5)	26,227
TOTAL CURRENT ASSETS	111,257
Property and Equipment (Note 2)	12,920
TOTAL ASSETS	$ 124,177

LIABILITIES & STOCKHOLDER'S EQUITY

LIABILITIES

Accounts Payable	$ 4,477
Corporate Taxes Payable	1,445
TOTAL LIABILITIES	5,922

STOCKHOLDER'S EQUITY

Common Stock - $.01 par value, 100 shares	1
Additional Paid-In Capital	60,999
Retained Earnings	57,255
TOTAL STOCKHOLDER'S EQUITY	118,255
TOTAL LIABILITIES & STOCKHOLDER'S EQUITY	$ 124,177

The accompanying notes are an integral part
of these financial statements.